UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

     / / Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b)

(Print or Type Responses)

1.  NAME AND ADDRESS OF REPORTING PERSON*

McGonigle                           John                         W.

(LAST)                              (FIRST)                      (MIDDLE)

c/o Federated Investors, Inc.
Federated Investors Tower

(STREET)

Pittsburgh                          PA                           15222-3779

(CITY)                              (STATE)                      (ZIP)


2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
        Federated Investors, Inc.   FII


3.  I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY)


4.  STATEMENT FOR MONTH/YEAR
        12/98


5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)


6.  RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER

(CHECK ALL APPLICABLE)

____X____ Director                  ________ 10% Owner
____X____ Officer (give title below)        ________ Other (specify below)

        SECRETARY, EXECUTIVE VICE PRESIDENT


7.  INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LIMIT)

___X___  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person




             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


1. Title             2. Transaction   3.Transaction     4. Securities Acquired              5. Amount      6.Ownership   7.Nature
of Security          Date             Code              (A) or Disposed of (D)              of Securities  Form:          of
(Instr. 3)           (Month/day/Year)  (Instr. 8)       (Instr. 3, 4, and 5)                Beneficially   Direct (d)     Indirect
                                                                                            Owned at       or Indirect    Beneficial
                                                                                            End of Month   (I) (Instr.4)  Ownership
                                                                                                                          (Instr.4)



                                       Code   V          Amount       (A) or   Price
                                                                      (D)


Class B Common Stock  12/16/98              J(1)       60,000       D                      4,706,300        I         by Fairview
                                                                                                                      Partners

Class B Common Stock  12/21/98              S          147,200      D          17.00       4,706,300        I         by Fairview
                                                                                                                      Partners


Class B Common Stock  12/23/98              S          102,800      D          17.00       4,706,300        I         by Fairview
                                                                                                                      Partners


Class B Common Stock                                                                       116,796(2)       D



     Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(1)  Non-Pro Rata distribution to Limited Partners of Fairview Partners

(2) Includes 116,796 shares of Issuer's Class B Common Stock acquired by the reporting person in an Exempt, Non-Reportable transaction under the Federated Investors Profit Sharing Plan

  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, COVERTIBLE SECURITIES)
1.  Title of           2.              3.               4.             5.  Number of    6.  Date             7. Title and Amount of
Derivaative Security   Conversion or   Transaction         Transaction Derivative       Exercisable and      Underlying Securities
(Instr. 3)             Exercise        Date                Code        Securities       Expiration Date      (Instr. 3 and 4)
                       Price of        (Month/Day/Year)    (Instr. 8)  Acquired (A)     (Month/Day/Year)
                       Derivative                                      or Disposed of
                       Security                                        (D)
                                                                       (Instr. 3, 4,
                                                                       and 5)




                                                        Code     V     (A)    (D)       Date   Expiration      Title       Amount or
                                                                                     Exercisable   Date                    Number of

                                                                                                                           Shares




8.                   9.                 10.                 11.
Price                Number             Ownership           Nature of
of                   of                 Form of             Indirect
Derivative           derivative         Derivative          Benficial
Secuirty             Securities         Security:           Onwership
(Instr. 5)           Benficially        Direct (D)          (Instr. 4)
                     Owned at           or indirect
                     End of             (I)
                     Month              (Instr. 4)
                    (Instr.4




     Explanation of Responses:

     ** Intentional misstaments or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/S/ JOHN W. MCGONIGLE                       JANUARY 7, 1998
--------------------------------------      ---------------------------
**Signature of Reporting Person             Date